                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K




  [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 1999


                                       OR

  [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934

     For the transition period from _____________ to ___________


  Commission file number 333-43947



         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                         Symix Systems, Inc. 401(k) Plan


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                               Symix Systems, Inc.
                          2800 Corporate Exchange Drive
                                    Suite 400
                              Columbus, Ohio 43231


                            Exhibit Index on Page 4.
                               Page 1 of 16 Pages.

                              REQUIRED INFORMATION


                  The following financial statements and supplemental schedules for the Symix Systems, Inc. 401(k) Plan are being filed herewith:

Description                                                         Page No.
-----------                                                         --------
Table of Contents to Financial Statements                           Page 6.

AUDITED FINANCIAL STATEMENTS:

Report of Independent Auditors                                      Page 7.

Statements of Net Assets Available for                              Page 8.
  Benefits at December 31, 1999 and 1998

Statements of Changes in Net Assets Available                       Page 9.
  for Benefits for the Year Ended
  December 31, 1999

Notes to Financial Statements
                                                                    Pages 10
                                                                    through 13.

SUPPLEMENTAL SCHEDULES:

Line 27a - Schedule of Assets Held for Investment                   Page 15.
  Purposes as of December 31, 1999


                  The following exhibit is being filed herewith:

Exhibit No.            Description                               Page No.
-----------            -----------                               ---------
    23                  Consent of Independent Auditors           Page 16.


                              Page 2 of 16 Pages.

                                   SIGNATURES
                                   ----------

                  THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                         SYMIX SYSTEMS, INC. 401(K) PLAN


Date:  June 27, 2000                     By:
                                            -----------------------------------
                                            Lawrence W. DeLeon, Plan Trustee





                              Page 3 of 16 Pages.

                         SYMIX SYSTEMS, INC. 401(K) PLAN
                           ANNUAL REPORT ON FORM 11-K
                     FOR FISCAL YEAR ENDED DECEMBER 31, 1999


                                INDEX TO EXHIBITS

Exhibit No.         Description                                  Page No.
-----------         -----------                                  --------
    23              Consent of Independent Auditors              Page 16.






                              Page 4 of 16 Pages.

                    AUDITED FINANCIAL STATEMENTS AND SCHEDULE

                        SYMIX 401(k) PROFIT SHARING PLAN

           DECEMBER 31, 1999 AND 1998 AND YEAR ENDED DECEMBER 31, 1999
                       WITH REPORT OF INDEPENDENT AUDITORS



                              Page 5 of 16 Pages.

                        SYMIX 401(k) PROFIT SHARING PLAN

                    AUDITED FINANCIAL STATEMENTS AND SCHEDULE


           December 31, 1999 and 1998 and year ended December 31, 1999




                                TABLE OF CONTENTS

Report of Independent Auditors ................................................1

Financial Statements

Statements of Net Assets Available for Benefits................................2
Statement of Changes in Net Assets Available for Benefits......................3
Notes to Financial Statements .................................................4

Schedule

Schedule of Assets Held for Investment Purposes................................9




                              Page 6 of 16 Pages.

                         REPORT OF INDEPENDENT AUDITORS


Board of Trustees
Symix 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Symix 401(k) Profit Sharing Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 1999, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Columbus, Ohio
May 18, 2000



                              Page 7 of 16 Pages.

                        SYMIX 401(k) PROFIT SHARING PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                   DECEMBER 31
                                                               1999           1998
                                                         ------------------------------
ASSETS
Cash                                                      $       1,138   $           -

Investments, at fair value:
    Symix Systems, Inc. common stock                          2,657,620       2,359,372
    Common/Collective Trust funds                             1,528,879         628,327
    Mutual funds                                             14,692,379       8,408,243
    Participant loans                                           286,549         179,549
    Pending settlement funds                                     26,418               -
                                                         ------------------------------
Total investments                                            19,191,845      11,575,491
                                                         ------------------------------

Receivables:
    Contribution from Symix Systems, Inc.                        24,879          18,609
    Contributions from employees                                 79,858          55,826
                                                         ------------------------------
Total receivables                                               104,737          74,435
                                                         ------------------------------

Net assets available for benefits                         $  19,297,720   $  11,649,926
                                                         ==============================

SEE ACCOMPANYING NOTES.
                                                                          2




                              Page 8 of 16 Pages.

                        SYMIX 401(k) PROFIT SHARING PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                          Year ended December 31, 1999


ADDITIONS

Employee contributions                                           $       2,524,044
Employer contributions                                                     744,846
Rollover contributions                                                     187,030
Investment income, net                                                     709,661
Transfer from DAI plan                                                   3,162,201
                                                               --------------------
                                                                         7,327,782
DEDUCTIONS
Benefit payments                                                         1,264,659
Other                                                                       46,774
                                                               --------------------
                                                                         1,311,433

Net unrealized/realized appreciation
     in fair value of investments                                        1,631,445
                                                               --------------------
Net increases                                                            7,647,794

Net assets available for benefits at beginning of year                  11,649,926
                                                               --------------------
Net assets available for benefits at end of year                  $     19,297,720
                                                               ====================

SEE ACCOMPANYING NOTES.

                              Page 9 of 16 Pages.

                        SYMIX 401(k) PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 1999



1. DESCRIPTION OF THE PLAN

The following description of the Symix Systems, Inc. 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering substantially all employees immediately upon hire, who have attained age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On June 10, 1999 Symix Systems, Inc. (the Company) acquired Distribution Architects International, Inc. ("DAI"). Pursuant to the acquisition agreement, DAI was merged with and into a wholly-owned subsidiary of the Company. During September, 1999, the net assets of the DAI 401(k) plan were transferred into the Plan. Such assets totaled $3,162,201 at the time of the transfer.

CONTRIBUTIONS

Each year, participants may contribute the lesser of 18% of their annual compensation, as defined in the Plan, or the maximum permitted by the Internal Revenue Code. The Company contributes an amount equal to 50% of a participant's elective deferred contribution, on the first 5% of a participant's compensation.

Upon enrollment, a participant may direct employee contributions in any of the Plan's investment options, including the Company's stock.

The employer match contribution is allocated according to participant elected investment options.

PARTICIPANTS ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Earnings of the Plan are allocated to individual participant's accounts based on the ratio of the participant's account balance in the appropriate fund as of the preceding valuation date to the total fund balance as of the preceding valuation date.

                              Page 10 of 16 Pages.

                        SYMIX 401(k) PROFIT SHARING PLAN

1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANTS ACCOUNTS (CONTINUED)

Upon termination of employment, a participant's nonvested portion of Company contributions and related earnings are forfeited. These amounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Amounts contributed by participants and earnings thereon become immediately vested. Vesting of the employer's contribution and related earnings becomes 100% vested after five years of continuous service (20% per year of service with the Company).

PARTICIPANT LOANS

Under the Plan, employees may borrow from their fund accounts up to the lessor of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at prime plus one percent. Principal and interest is paid ratably through monthly payroll deductions.

PAYMENT OF BENEFITS

On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive annual installments.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of plan termination, participants will become 100% vested in their accounts.

                              Page 11 of 16 Pages.

                        SYMIX 401(k) PROFIT SHARING PLAN

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared on the accrual basis of accounting.

INVESTMENTS

Plan investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.
Actual results could differ from those estimates.

ADMINISTRATIVE CHARGES

All costs and expenses of administering the Plan are borne by the Company.

3. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated October 30, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended and restated on July 1, 1998. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                              Page 12 of 16 Pages.

                        SYMIX 401(k) PROFIT SHARING PLAN

4. INVESTMENTS

Plan investments, at fair value, held by Merrill Lynch as of December 31, 1999 and 1998, are as follows:


                                                                                 FAIR                  NET APPRECIATION
                                                                               VALUE AT                 (DEPRECIATION)
                                                                             DECEMBER 31,           DURING THE YEAR ENDED
                                                                          1999           1998         DECEMBER 31, 1999
                                                                     -------------------------------------------------------
Common/Collective Trust Funds
Merrill Lynch Retirement Preservation Trust    1,528,878    units     $  1,528,879    $    628,327    $          -


Mutual Funds
 Merrill Lynch Fundamental Growth Fund           197,598    units        5,111,866       2,643,228         925,896
 GAM International Fund                           46,985    units        1,511,051         675,240         221,209
 Merrill Lynch Capital Fund                       41,977    units        1,343,697       1,288,872         (91,922)
Merrill Lynch Corporate Bond Fund
   Investment                                     45,399    units          484,405         181,638         (23,190)
Merrill Lynch Growth Fund                         59,024    units        1,610,166         825,191         336,588
Merrill Lynch S&P 500 Index Fund                  40,434    units          728,620          66,721          61,877
Massachusetts Investors Trust                    142,486    units        2,985,079       2,663,116         101,365
Davis New York Venture Fund, Inc.                 31,902    units          917,495          64,237          44,840
                                                                     -------------------------------------------------------
                                                                        14,692,379       8,408,243       1,576,663

Pending Settlement Funds
Pending Settlement Fund                           26,419    units           26,418               -               -

Symix Systems, Inc.
   common stock                                  145,623    shares       2,657,620       2,359,372          54,783

Participant loans                            Interest rates ranging
                                                      from 7% to 11%       286,549         179,549
                                                                     -------------------------------------------------------
                                                                      $ 19,191,845    $ 11,575,491    $  1,631,445
                                                                     =======================================================


The market price per share of Symix common stock declined from $18.25 at December 31, 1999 to $11.25 at May 18, 2000.

                              Page 13 of 16 Pages.

                                  SUPPLEMENTAL
                                    SCHEDULE




                              Page 14 of 16 Pages.

                        Symix 401(k) Profit Sharing Plan
                             Employer ID #31-1083175
                                    Plan #001
           Line 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1999


                  IDENTITY OF ISSUE, BORROWER,             DESCRIPTION OF                                      CURRENT
                        OR SIMILAR PARTY                     INVESTMENT                  COST                   VALUE
   --------------------------------------------------------------------------------------------------------------------------------
MERRILL LYNCH
     Common/Collective Trust Funds
       Merrill Lynch Retirement
         Preservation Trust                             1,528,878 units          $      1,528,879          $      1,528,879

     Mutual Funds
       Merrill Lynch Fundamental Growth Fund              197,598 units                 4,110,286                 5,111,866
       GAM International Fund                              46,985 units                 1,332,364                 1,511,051
       Merrill Lynch Capital Fund                          41,977 units                 1,499,250                 1,343,697
       Merrill Lynch Corporate Bond Fund                   45,399 units                   505,767                   484,405
         Investment
       Merrill Lynch Growth Fund                           59,024 units                 1,397,205                 1,610,166
       Merrill Lynch S&P 500 Index Fund                    40,434 units                   668,288                   728,620
       Massachusetts Investors Trust                      142,486 units                 2,872,635                 2,985,079
       Davis New York Venture Fund, Inc.                   31,902 units                   874,604                   917,495
                                                                               --------------------------------------------
                                                                                       13,260,399                14,692,379

     Pending Settlement Funds
       Pending Settlement Fund                             26,419 units                    26,418                    26,418

     Symix Systems, Inc.
       common stock                                      145,623 shares                 2,478,555                 2,657,620

     Participant loans                           Interest rates ranging
                                                     from 7% to 11%                             -                   286,549
                                                                               --------------------------------------------
                                                                                 $     17,294,252          $     19,191,845
                                                                               ============================================

                                                                              9



                              Page 15 of 16 Pages.